Exhibit 99.1

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2013

(previous corresponding period: half-year ended 31 December 2012)

To be read in conjunction with the 30 June 2013 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: PRR)

18 February 2014

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2013

Previous Reporting Period – Half-year Ended 31 December 2012

Revenues	Unchanged	— to —

Loss after tax attributable to members	Down	25.83% to ($5,956,531)

Net loss for the period attributable to members	Down	25.83% to ($5,956,531)

Dividends (Distribution)	Amount per Security	Franked Amount per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)

As at 31 December 2013	2.43

As at 31 December 2012	2.74

Explanation of the above information:

Refer to the Directors’ Report – Review of Operations.

Contents

Directors’ Report	2
Auditor’s Independence Declaration	5
Consolidated Statement of Comprehensive Income	6
Consolidated Balance Sheet	7
Consolidated Statement of Changes in Equity	8
Consolidated Statement of Cash Flows	9
Notes to the Financial Statements	10
Directors’ Declaration	18
Independent Auditor’s Review Report to the Members	19

Prima BioMed Ltd- Appendix 4D	Page 1

Directors’ Report

Your directors are pleased to provide the following half-year report on Prima Biomed Ltd and its subsidiaries (referred to hereafter as the Group or Prima or the Company) for the half-year ended 31 December 2013.

Directors

The following persons were directors of Prima during the whole of the half-year and up to the date of this report unless otherwise stated:

Ms Lucy Turnbull, AO (Non-executive Director and Chairman)

Mr Matthew Lehman (CEO and Executive Director)

Mr Albert Wong (Non-executive Deputy Chairman and Chair of Audit Committee)

Dr Richard Hammel (Non-executive Director until 12 February 2014)

Dr Russell J. Howard (Non-executive Director)

Mr Martin Rogers (Non-executive Director until 15 November 2013)

Mr Pete A. Meyers (Non-executive Director appointed on 12 February 2014)

Review of Operations

CVac Development

CVac, Prima’s lead product candidate, is a personalized immunocellular therapy in clinical trials for the treatment of epithelial ovarian cancer.

Based on top-line Progression-Free Survival (PFS) results from our 63-patient CAN-003 trial presented in September 2013, the Company has made significant updates to the clinical development strategy for CVac.

The directors are encouraged by the CAN-003 data released to date. CVac demonstrated a clinically significant improvement in median PFS as compared to standard of care for epithelial ovarian cancer patients in remission after second-line treatment. The magnitude of the increase in PFS, as well as the extended duration of the PFS intervals, in the second line patient group are very compelling signals. During the first half of calendar year 2014, Prima expects that all final CAN-003 PFS and immune monitoring data will have been analysed and we look forward to presentation and/or publication in a scientific forum. We also expect to release updated Overall Survival (OS) data from the CAN-003 trial in the fourth quarter of calendar year 2014.

Based on the compelling signals from CAN-003, Prima is now moving forward with a 210-patient randomized phase 2 trial of CVac versus standard of care in epithelial ovarian cancer patients who are in remission after second line therapy. This is to be conducted as an amendment to the ongoing CAN-004 trial1. As of the date of this report, recruitment into the 210-patient cohort will begin on schedule.

CVac has received orphan designation for ovarian cancer in both the U.S. and Europe. On approval, CVac would receive seven years (in the US) and ten years (in Europe) market exclusivity, as well as other benefits such as reduced regulatory fees. If Prima is able to confirm an OS benefit in second remission ovarian cancer patients in CAN-004, we believe that FDA breakthrough and/or fast track designation is a possible regulatory pathway given the limited number of approved drugs to treat ovarian cancer.

We also expect to release data from the CAN-003X trial in the second calendar quarter of 2014. This extension protocol included 9 patients who had enrolled on the CAN-003 and chose to continue CVac treatment after completing the CAN-003 protocol.

[1]	CAN-004 (or “CANVAS”) was originally designed as a randomized, 800-patient, phase 2/3 trial of CVac as compared to placebo for the treatment of ovarian cancer patients in first remission with a primary endpoint of PFS. Based on the CAN-003 trial data reported in 2013, Prima suspended enrollment of new patients onto this trial. At that time, 76 patients in first remission had been randomized onto the CAN-004 trial. Prima introduced significant changes to the CAN-004 trial in November 2013. CAN-004 will have two separate parts with two distinct patient cohorts for analysis: (1) the 76 first remission patients will be allowed to continue on the study as originally designed but with OS as the primary endpoint and (2) a new cohort of 210 second remission ovarian cancer patients.

Prima BioMed Ltd- Appendix 4D	Page 2

Directors’ Report (continued)

Prima will also soon be starting a pilot trial of CVac for the treatment of pancreatic cancer; the CAN-301 protocol is a 40-patient pilot, multicenter, single-arm trial of CVac for the maintenance treatment of resected pancreatic cancer patients. This trial will assess OS, PFS, adverse events, and immune and biomarker monitoring. Prima believes that CVac would have potential applications in additional cancer types that over express mucin 1. If CAN-301 shows promise in pancreatic cancer, this will broaden the potential clinical applications for CVac and enhance the potential commercial value of the product.

Looking forward, there are a number of operational milestones and data catalysts expected from the CVac clinical development programs as summarized in the following table.*

*	The above milestone dates are indicative only. Exact dates are dependent on regulatory approvals and timing of clinical events (i.e disease progression and deaths).

Manufacturing Operations

In the scale up to prepare for CAN-004, Prima has accomplished a number of unique and valuable milestones in its ability to transfer manufacturing technology, to reliably produce a comparable product in 3 different facilities, to automate global logistics, standardize its cell collection processes, and meet manufacturing regulatory standards in a large number of potential markets including the US, Europe, and Asia-pacific. For personalized cell-based products such as CVac, the scalability and cost of manufacturing are critical components of a commercially successful product.

In conjunction with our revised CVac development strategy, we have consolidated most of our manufacturing operations in Leipzig, Germany. Prima currently employs 17 manufacturing related professionals in Leipzig who, along with our colleagues at the Fraunhofer Institute of Cell Therapy and Immunology, are continuously optimizing our manufacturing processes. The Fraunhofer and Prima teams in Leipzig will be providing CVac for our ongoing clinical trials. Longer term, Prima’s manufacturing group in Germany will lead preparations for future phase 3 trials and cost-effective commercial scale up.

Corporate Development

Prima announced that it entered into a binding term sheet for the license of CVac rights to Neopharm Group in Israel and Palestine. The final agreement is expected to be executed in the first calendar quarter of 2014. This is the first commercial partnership for CVac.

Prima BioMed Ltd- Appendix 4D	Page 3

Directors’ Report (continued)

Financial

In the first half of financial year 2014 we remained in a good financial position with over A$28,580,431 in cash and term deposits. We raised A$6,845,000 in the share purchase plan shortfall placement in July and August 2013. We have benefited from substantial foreign exchange gains due to our significant Euro and USD cash holdings. Our foreign exchange gain for the first half of financial year 2014 was approximately A$719,424 which compares favourably to the same period last year where we reported a loss on foreign exchange of A$236,884. We also benefited from cash grants from the Australian R&D tax incentive program and two separate grants from the Saxony Development Bank in Germany. Overall the total other income was A$782,499 higher than in the corresponding period last year and reached A$2,861,719.

Our most significant expenses are our R&D expenses arising from contracts with Contract Research Organisations (CROs), Contract Manufacturing Organisations (CMOs) and clinical investigators. Due to our revised clinical program and consolidation of manufacturing into Germany we have lowered our R&D expenses by A$1,158,901 compared to the same period last year. Total R&D and intellectual property expenses in first half of financial year 2014 was A$6,120,437. Our total corporate and administrative expenses in the first half of financial year 2014 was A$2,210,386, which was also less compared to the corresponding period. The reduction in our expenses reflect our ongoing commitment to actively manage our costs.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5. This report is made in accordance with a resolution of directors.

Mr Matthew Lehman
CEO and Executive Director
Dated: 18th Day of February 2014

Prima BioMed Ltd- Appendix 4D	Page 4

Auditor’s Independence Declaration

As lead auditor for the review of Prima BioMed Ltd for the half-year ended 31 December 2013, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prima BioMed Ltd. And the entities it controlled during the period.

Rod Dring	Sydney
Partner	18 February 2014
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2013

	Note	31 December 2013	31 December 2012
		$	$
OTHER INCOME
Grant income		1,743,803	1,488,767
Gain on foreign exchange		719,424	—
Interest income		398,492	590,453

Total other income		2,861,719	2,079,220

EXPENSES
Depreciation and amortisation		(219,362)	(118,138)
Research and development and intellectual property		(6,120,437)	(7,279,338)
Corporate administrative expenses		(2,210,386)	(2,371,080)
Loss on foreign exchange		—	(236,884)
Changes in fair value of derivative financial instruments	7	(232,290)	(37,190)

Loss before income tax		(5,920,756)	(7,963,410)

Income tax expense	9	(35,775)	(66,996)

Loss for the half-year		(5,956,531)	(8,030,406)

Other Comprehensive Income
Exchange differences on the translation of foreign operations		168,491	160,658

Other comprehensive income for the half-year, net of income tax		168,491	160,658

Total comprehensive loss for the half-year		(5,788,040)	(7,869,748)

Loss is attributable to:
Owners of Prima BioMed Ltd		(5,956,531)	(8,030,406)

Total comprehensive loss is attributable to:
Owners of Prima BioMed Ltd		(5,788,040)	(7,869,748)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)		(0.49)	(0.75)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 6

Consolidated Balance Sheet

As at 31 December 2013

	Note	31 December 2013	30 June 2013
		$	$
ASSETS
Current assets
Cash and cash equivalents		17,267,401	22,023,143
Current receivables	4	1,756,193	200,477
Held-to-maturity investments	5	11,313,030	8,000,000
Other assets	8	1,080,231	1,584,679

Total current assets		31,416,855	31,808,299

Non-current assets
Plant and equipment	6	760,873	834,678
Intangible assets		144,101	171,321
Other assets	8	490,000	—

Total non-current assets		1,394,974	1,005,999

Total assets		32,811,829	32,814,298

LIABILITIES
Current liabilities
Trade and other payables		2,351,223	3,468,553
Current tax payable	9	40,798	27,065
Derivative financial instrument	7	275,273	33,714
Employee benefits		129,206	30,800

Total current liabilities		2,796,500	3,560,132

Non-current liabilities
Employee benefits		9,972	5,748

Total non-current liabilities		9,972	5,748

Total liabilities		2,806,472	3,565,880

Net assets		30,005,357	29,248,418

EQUITY
Issued capital	10	148,837,200	142,326,977
Reserves		2,086,033	1,882,786
Accumulated losses		(120,917,876)	(114,961,345)

Equity attributable to the owners of Prima BioMed Ltd		30,005,357	29,248,418

Total equity		30,005,357	29,248,418

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 7

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2013

	Issued		Accumulated
	Capital	Reserves	Losses	Total
	$	$	$	$
Balance at 1 July 2012	136,712,525	181,020	(99,735,674)	37,157,871
Loss for the half-year	—	—	(8,030,406)	(8,030,406)
Other comprehensive income	—	160,658	—	160,658

Total comprehensive income for the half-year	—	160,658	(8,030,406)	(7,869,748)

Transactions with owners in their capacity as owners:
Employee options scheme	—	72,632	—	72,632

Balance at 31 December 2012	136,712,525	414,310	(107,766,080)	29,360,755

Balance at 1 July 2013	142,326,977	1,882,786	(114,961,345)	29,248,418
Loss for the half-year	—	—	(5,956,531)	(5,956,531)
Other comprehensive loss	—	168,491	—	168,491

Total comprehensive income for the half-year	—	168,491	(5,956,531)	(5,788,040)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	6,510,223	—	—	6,510,223
Employee options scheme	—	34,756	—	34,756

Balance at 31 December 2013	148,837,200	2,086,033	(120,917,876)	30,005,357

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 8

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2013

	31 December 2013	31 December 2012
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(8,818,227)	(10,866,427)
Interest received	393,889	683,318
Tax paid	(22,042)	—
Grant received	145,084	46,647

NET CASH FLOWS (USED) IN OPERATING ACTIVITIES	(8,301,296)	(10,136,462)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment	(52,505)	(51,126)
Funds invested in term deposits	(11,313,030)	(17,045,423)
Funds from maturity of term deposits	8,000,000	21,045,423

NET CASH FLOWS (USED) PROVIDED IN INVESTING ACTIVITIES	(3,365,535)	3,948,874

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities	6,845,000	—
Share issue transaction costs	(334,777)	—

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	6,510,223	—

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,156,608)	(6,187,588)

Effect on exchange rate on cash and cash equivalent	400,866	219,945
Cash and cash equivalents at the beginning of the half year	22,023,143	16,991,716

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	17,267,401	11,024,073

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 9

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2013 and any public announcements made by Prima BioMed Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

b) New and amended standards adopted by the group

The group has applied the following standards and amendments for first time in their annual reporting period commencing 1 January 2013:

•	AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 128 Investments in Associates and Joint Ventures, AASB 127 Separate Financial Statements and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

•	AASB 2012-10 Amendments to Australian Accounting Standards – Transition Guidance and other Amendments which provides an exemption from the requirement to disclose the impact of the change in accounting policy on the current period

•	AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

•	AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

•	AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle and

•	AASB 2012-2 Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities

The adoption of the above standards did not result in adjustments to the amounts recognised in the financial statements.

(i) Principles of consolidation – subsidiaries and joint arrangements

AASB 10 Consolidated Financial Statements was issued in August 2011 and replaces the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements and in Interpretation 112 Consolidation – Special Purpose Entities. The group has reviewed its investments in other entities to assess whether the conclusion to consolidate is different under AASB 10 than under AASB 127. No differences were found and therefore no adjustments to any of the carrying amounts in the financial statements are required as a result of the adoption of AASB 10. Under AASB 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Prima BioMed Ltd does not have any joint operations or joint ventures.

Prima BioMed Ltd- Appendix 4D	Page 10

Notes to the Financial Statements (continued)

c) New accounting standards and interpretations

AASB 9 (IFRS 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010), AASB 2012-6 Amendments to Australian Accounting Standards – Mandatory Effective Date of AASB 9 and Transition Disclosures and AASB 2013-9 Amendments to Australian Accounting Standards – Conceptual Framework, Materiality and Financial Instruments (effective for annual reporting periods beginning on or after 1 January 2017)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2017 but is available for early adoption.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. The group has not yet decided when to adopt AASB 9.

The new hedging rules align hedge accounting more closely with the entity’s risk management. As a general rule, it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. The group has not yet assessed how its own hedging arrangements would be affected by the new rules and it has not decided whether to adopt the new rules early. In order to apply the new hedging accounting guidance, the group would have to adopt AASB 9 and the amendments to AASB 9, AASB 7 and AASB 139 in their entirety.

AASB 2013-3 Amendments to AASB 136 (IAS 36) Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The group intends to apply the amendment from 1 July 2014.

AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting (effective 1 January 2014)

The AASB has made small amendments to AASB 139 (IAS 39) Financial Instruments: Recognition and measurement. The amendments will allow entities to continue hedge accounting, where a derivative contract that was designated as a hedge has been novated to a central counterparty as a consequence of laws or regulations. The group intends to apply the amendments from 1 July 2014. Since the group has not novated any hedging contracts in the current or prior periods, applying the amendments will not affect any of the amounts recognised in the financial statements.

Defined Benefit Plans: Employee Contributions – Amendments to IAS 19 (effective 1 January 2014) The IASB has made an amendment to IAS 19 Employee Benefits which clarifies the accounting for contributions by employees or third parties towards the cost of a defined benefit plan. In particular, they allow contributions that are linked to service, and that do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Since the group does not have any defined benefit obligations, the amendments will not have any impact on the group’s financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) (effective 1 January 2014) In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements.

Prima BioMed Ltd- Appendix 4D	Page 11

Notes to the Financial Statements (continued)

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2013.

3. Segment Reporting

Identification of reportable operating segments

The consolidated entity is organised into two operating segments, being Cancer Immunotherapy and Other R & D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

•	Other Research & Development

Operating segment information

31 December 2013	Cancer Immunotherapy $	Other R&D $	Unallocated $	Consolidated $
Other Income
Grant income	1,743,803	—	—	1,743,803
Gain on foreign exchange	—	—	719,424	719,424
Interest income	—	—	398,492	398,492

Total other income	1,743,803	—	1,117,916	2,861,719

Result
Segment result	(6,174,469)	—	253,713	(5,920,756)
Loss before income tax expense	(6,174,469)	—	253,713	(5,920,756)
Income tax expense				(35,775)
Loss after income tax expense				(5,956,531)

31 December 2012	Cancer Immunotherapy $	Other R&D $	Unallocated $	Consolidated $
Other Income
Grant income	1,488,767	—	—	1,488,767
Interest income	—	—	590,453	590,453

Total other income	1,488,767	—	590,453	2,079,220

Result
Segment result	(7,349,553)	(6,355)	(607,502)	(7,963,410)
Loss before income tax expense	(7,349,553)	(6,355)	(607,502)	(7,963,410)
Income tax expense				(66,996)
Loss after income tax expense				(8,030,406)

Prima BioMed Ltd- Appendix 4D	Page 12

Notes to the Financial Statements (continued)

4. Current Receivables

	31 December 2013	30 June 2013
	$	$
R&D grant receivable	1,598,719	—
GST receivable	157,474	200,477

	1,756,193	200,477

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2013.

5. Held-to-maturity Investments

	31 December 2013	30 June 2013
Current	$	$
Term deposits	11,313,030	8,000,000

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months. These term deposits are denominated in AUD and EUR have interest rates ranging from 3.25% to 4.11% in 31 December 2013 (30 June 2013 – 4.39% to 4.50%). These term deposits are held in an institution with an AA- credit rating.

6. Plant and Equipment

	Plant and		Furniture and
	Equipment	Computer	fittings	Total
	$	$	$	$
At 1 July 2012
Cost or fair value	622,564	23,988	12,678	659,230
Accumulated depreciation	(157,575)	(9,855)	(7,872)	(175,302)

Net book amount	464,989	14,133	4,806	483,928

Year ended 30 June 2013
Opening net book amount	464,989	14,133	4,806	483,928
Exchange differences	43,523	108	483	44,114
Additions	465,513	36,733	5,678	507,924
Disposal	—	(1,702)	—	(1,702)
Depreciation charge	(186,940)	(11,039)	(1,607)	(199,586)

Closing net book amount	787,085	38,233	9,360	834,678

At 1 July 2013
Cost or fair value	1,119,560	59,075	12,425	1,191,060
Accumulated depreciation	(332,475)	(20,842)	(3,065)	(356,382)

Net book amount	787,085	38,233	9,360	834,678

Half Year ended 31 December 2013
Opening net book amount	787,085	38,233	9,360	834,678
Exchange differences	62,757	2,272	803	65,832
Additions	52,505	—	—	52,505
Depreciation charge	(181,399)	(9,450)	(1,293)	(192,142)

Closing net book amount	720,948	31,055	8,870	760,873

Prima BioMed Ltd- Appendix 4D	Page 13

Notes to the Financial Statements (continued)

6. Plant and Equipment (continued)

At 31 December 2013
Cost or fair value	1,273,633	62,689	13,594	1,349,916
Accumulated depreciation	(552,685)	(31,634)	(4,724)	(589,043)

Net book amount	720,948	31,055	8,870	760,873

7. Derivative Financial Instrument

	31 December 2013 $	30 June 2013 $
Derivative financial instrument	275,273	33,714

The group entered into a series of participating forward foreign exchange contracts to protect against adverse foreign exchange movements between the AU$ and US$ or the AU$ and EUR€. Each contract stands alone and will mature on monthly basis until June 2014. Each contract has a fixed rate of US$0.886 (30 June 2013 – US$0.886) or EUR€0.670 (30 June 2013 – EUR€0.670). The Company has covered A$5,813,851 (30 June 2013 – A$5,813,851) in the EURO contracts and A$3,427,229 (30 June 2013 – A$6,564,792) in the USD contracts. On the maturity of each contract, the Company is obligated to buy at least a minimum of 50% of the contracted amount.

The amount of $275,273 (30 June 2013 – A$33,714) reflects the fair value of the participating forward exchange contracts that are open at 31 December 2013. These open contracts are required to be valued at each reporting date. The company has obtained a third party valuation for the contracts.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability; either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2013:

At 31 December 2013	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Held-to-maturity investment	—	11,313,030	—	11,313,030
Derivative financial instrument	—	—	—	—

Total assets	—	11,313,030	—	11,313,030

Liabilities
Derivative financial instrument	—	275,273	—	275,273

Total liabilities	—	275,273	—	275,273

Prima BioMed Ltd- Appendix 4D	Page 14

Notes to the Financial Statements (continued)

7. Derivative Financial Instrument (continued)

At 30June 2013	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Held-to-maturity investment	—	8,000,000	—	8,000,000
Derivative financial instrument	—	—	—	—

Total assets	—	8,000,000	—	8,000,000

Liabilities
Derivative financial instrument	—	33,714	—	33,714

Total liabilities	—	33,714	—	33,714

8. Other Assets

	31 December 2013	30 June 2013
	$	$
Current assets
Prepayments*	889,872	1,410,249
Deposits	28,790	17,463
Accrued interest income	161,569	156,967

	1,080,231	1,584,679

Non-Current assets
Prepayments*	490,000	—

	490,000	—

*	Prepayments relate predominantly to advance payments for clinical trial expenditure.

9. Current Tax Payable

The income tax expense and current tax payable of $40,798 is in relation to the amount payable by Prima BioMed USA Inc to the Inland Revenue Services. The amount is a result of the service agreement between Prima BioMed USA Inc and Prima BioMed Ltd.

10. Issued Capital

			31 December 2013		30 June 2013
	Note		No.	$	No.	$
Issued and Paid Up Capital
Fully paid ordinary shares	10	(a)	1,228,709,341	139,175,246	1,143,146,838	132,665,023
Options over fully paid ordinary			43,819,149	9,661,954	43,819,149	9,661,954

Total Issued Capital				148,837,200		142,326,977

Prima BioMed Ltd- Appendix 4D	Page 15

Notes to the Financial Statements (continued)

10. Issued Capital (continued)

(a) Fully paid ordinary shares	Note	31 December 2013		30 June 2013
		No.	$	No.	$
At the beginning of reporting period		1,143,146,838	132,665,023	1,066,063,388	127,050,571
Shares issued during year	i)	85,562,503	6,845,000	77,083,450	6,166,676
Transaction costs relating to share issues			(334,777)		(552,224)

At reporting date		1,228,709,341	139,175,246	1,143,146,838	132,665,023

31 December 2013 details	Note	Number of shares	Issue price $	Total $
Share purchase plan	i)	85,562,503	0.08	6,845,000
Transaction costs relating to share issues				(334,777)

		85,562,503		6,510,223

30 June 2013 details	Note	Number of shares	Issue price $	Total $
Share purchase plan	i)	77,083,450	0.08	6,166,676
Transaction costs relating to share issues				(552,224)

		77,083,450		5,614,452

11. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2013%	31 December 2012%

Arthron Pty Ltd	Australia	Ordinary	—	100%
Cancervac Pty Ltd	Australia	Ordinary	100%	100%
Oncomab Pty Ltd	Australia	Ordinary	—	100%
Panvax Pty Ltd	Australia	Ordinary	—	100%
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed IP Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed GmBH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ- LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%

12. Contingent Liabilities

There were no material contingent liabilities at 31 December 2013.

Prima BioMed Ltd- Appendix 4D	Page 16

Notes to the Financial Statements (continued)

13. Events Occurring After the Balance Sheet Date

No matters or circumstance has arisen since 31 December 2013 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

Prima BioMed Ltd- Appendix 4D	Page 17

Directors’ Declaration

The Directors of the company declare that:

1.	The financial statements and notes, as set out on pages 6 to 17:

(a)	comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations; and

(b)	give a true and fair view of the economic entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date.

2.	In the directors’ opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Matthew Lehman
CEO and Executive Director
Dated: 18th Day of February 2014

Prima BioMed Ltd- Appendix 4D	Page 18

Independent auditor’s review report to the members of Prima BioMed Ltd

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prima BioMed Ltd (the Company), which comprises the balance sheet as at 31 December 2013, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Prima BioMed Ltd Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prima BioMed Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prima BioMed Ltd is not in accordance with the Corporations Act 2001 including:

a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date;

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b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

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Rod Dring	Sydney
Partner	18 February 2014

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